SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic load factor reaches 84.3% in July, a record on Company’s history

São Paulo, August 13, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces its preliminary air traffic figures for July and year to date (7M15). Comparisons refer to the same period in 2014.

GOL Highlights.

  Domestic demand in July increased by 10.7%, leading to a record load factor of 84.3%, an increase of 4.4 p.p. compared to July 2014.
  Year to date and in the last twelve months, domestic demand showed an increase of 5.7% and 6.2%, resulting in a load factor of 79.3%  and 79.2%, up 2,4 p.p. and 3.8 p.p. respectively compared to the same periods of 2014.
  Domestic supply grew by 4.8% in July. This increase also reflects the lower capacity in the same period of 2014, when the Company reduced capacity during the FIFA World Cup held in Brazil. In the LTM, capacity expanded 1.1% over the same period of 2014.
  The international market increased capacity by 8.3% and demand, improved 11.9%, leading to a load factor of 76.5%. The development in this indicator compared to June reflects seasonal factors such as school holidays in Brazil.
  In July, we reached a total of 3.7 million passengers transported, an increase of 6.9% compared to July 2014. Year to date and LTM, we transported 23.2 million and 40.4 million passengers, up 3.1% and 5.3% if compared to the same periods of 2014, respectively. With this result, GOL maintains its position as the airline that transports the largest number of passengers in the Brazilian market.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aereas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

Domestic load factor reaches 84.3% in July, a record on Company’s history

Operating data*	Jul/15	Jul/14	% Var.	7M15	7M14	% Var.	Jul/15 LTM	Jul/15 LTM	% Var.
Total System
ASK (mm)	4,490	4,267	5.2%	29,393	28,414	3.4%	50,482	49,151	2.7%
RPK (mm)	3,740	3,375	10.8%	23,026	21,649	6.4%	39,462	36,683	7.6%
Load Factor	83.3%	79.1%	4.2 p.p	78.3%	76.2%	2.1 p.p	78.2%	74.6%	3.6 p.p
Pax on board	3,732	3,490	6.9%	23,242	22,551	3.1%	40,439	38,396	5.3%
Domestic
ASK (mm)	3,888	3,710	4.8%	25,614	24,999	2.5%	43,989	43,492	1.1%
RPK (mm)	3,279	2,963	10.7%	20,324	19,224	5.7%	34,831	32,786	6.2%
Load Factor	84.3%	79.9%	4.4 p.p	79.3%	76.9%	2.4 p.p	79.2%	75.4%	3.8 p.p
Pax on board	3,527	3,293	7.1%	21,993	21,364	2.9%	38,291	36,475	5.0%
International
ASK (mm)	603	556	8.3%	3,779	3,415	10.6%	6,494	5,659	14.8%
RPK (mm)	461	412	11.9%	2,702	2,425	11.4%	4,631	3,897	18.8%
Load Factor	76.5%	74.1%	2.4 p.p	71.5%	71.0%	0.5 p.p	71.3%	68.9%	2.4 p.p
Pax on board	206	197	4.3%	1,248	1,187	5.1%	2,147	1,922	11.7%

*Source: National Civil Aviation Agency (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.